[SRZ Letterhead]





(212) 756-2131                                             george.silfen@srz.com





                                  May 23, 2008


VIA EDGAR
---------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505


           Re:  ROBECO-SAGE MULTI-STRATEGY FUND, L.L.C. (FILE NO. 811-21778)
                ------------------------------------------------------------

         Robeco-Sage Multi-Strategy Fund, L.L.C. (the "Fund"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provides the following in connection with the Fund's fidelity bond for the 2008-2009 year:

         1. A copy of the renewal of the bond coverage for the Fund and other joint insureds (the "Bond") (attached as EXHIBIT A).

         2. A copy of the Board meeting resolutions of the Fund, which were adopted by the Board, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Fund (attached as EXHIBIT B).

         3. A statement showing the amount of a single insured bond, which the Fund would have been required to provide and maintain had the Fund not been named as a joint insured under the Bond (attached as EXHIBIT C).

         4. A copy of a Joint Insured Agreement, by and between the Fund and the other joint insured, meeting the requirements of Rule 17g-1 paragraph (f) (attached as EXHIBIT D).


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Securities and Exchange Commission
May 23, 2008
Page 2




         5. The premium for the Bond has been paid through April 30, 2009.


         If you have any questions, please do not hesitate to contact me.

                                              Sincerely,

                                              /s/ George M. Silfen
                                              --------------------
                                              George M. Silfen




cc:  Timothy Stewart